EXHIBIT 12.1
NRG ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2017	2016	2015	2014	2013
	(in millions except ratio)
Earnings:
(Loss)/income from continuing operations before income tax	$(1,540)	$(978)	$(4,986)	$(74)	$(585)
Less:
Distributions and equity in earnings of unconsolidated affiliates	55	54	37	49	84
Impairment charge on equity method investment	74	268	56	—	99
Capitalized interest	(34)	(30)	(25)	(18)	(116)
Add:
Fixed charges	939	942	978	964	787
Amortization of capitalized interest	22	21	20	19	16
Total Earnings:	$(484)	$277	$(3,920)	$940	$285

Fixed Charges:
Interest expense	$831	$839	$891	$889	$622
Interest capitalized	34	30	25	18	116
Amortization of debt issuance costs	41	38	37	35	33
Amortization of debt (premium)/discount	19	19	10	8	4
Approximation of interest in rental expense	14	16	15	14	12
Total Fixed Charges:	$939	$942	$978	$964	$787
Ratio of Earnings to Combined Fixed Charges(a)	(0.52)	0.29	(4.01)	0.98	0.36

(a)
The ratio coverage for the years ended December 31, 2017, 2016, 2015, 2014, and 2013 was less than 1:1. NRG would have needed to generate additional earnings of $1,416 million, $665 million, $4,898 million, $24 million, and $502 million, respectively, to achieve a ratio coverage of 1:1 for those years.